06037186

24
5-81748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form CB
**(Amendment No. 1)**

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | [ ] |
| Securities Act Rule 802 (Exchange Offer) | [X] |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | [ ] |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | [X] |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | [ ] |
| Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) | [X] |

**The Australian Gas Light Company**
*(Name of Subject Company)*

**Not applicable**
*(Translation of Subject Company's Name into English (if applicable))*

**Commonwealth of Australia**
*(Jurisdiction of Subject Company's Incorporation or Organization)*



**Alinta Group Holdings Pty Ltd**
*(Name of Person(s) Furnishing Form)*

**Ordinary Shares**
*(Title of Class of Subject Securities)*

**Not applicable**
*(CUSIP Number of Class of Securities (if applicable))*



**Murray King, Alinta Group Holdings Pty Ltd**
**Level 7, The Quadrant, 1 William Street, Perth, WA 6000**
**Australia; Phone: +61-8-9486-3000**
*(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)*

**May 23, 2006**
*(Date Tender Offer/Rights Offering Commenced)*

SYI-12376v1

## PART I – INFORMATION SENT TO SECURITY HOLDERS

### Item 1. Home Jurisdiction Documents

Letter, dated May 18, 2006, from Alinta to shareholders of The Australian Gas Light Company, an Australian corporation, is attached hereto as Exhibit 1.

The Supplementary Bidder's Statement, dated May 18, 2006, is attached hereto as Exhibit 2.

Notice of Variation of Takeover Offer, dated May 18, 2006, is attached hereto as Exhibit 3.

### Item 2. Informational Legends

The Bidder's Statement, dated March 31, 2006 (and submitted to the Commission on Form CB on April 18, 2006), contains legends appropriate for the offer.

## PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable

(2) Not applicable

(3) Attached to the Form CB furnished to the Commission on April 18, 2006 is a power of attorney relating to the person who has signed this Form CB.

## PART III – CONSENT TO SERVICE OF PROCESS

(1) Alinta Group Holdings Pty Ltd is a non-U.S. person and has furnished to the Commission written irrevocable consent and power of attorney on Form F-X.

(2) Alinta Group Holdings Pty Ltd undertakes to promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the above-referenced Form F-X.

## PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALINTA GROUP HOLDINGS PTY LTD

By: ______________________________

Name: Murray King
Title: Attorney-in-Fact

Date: May 22, 2006

SYI-12376v1

## Exhibit Index

| | |
|---|---|
| Exhibit 1 | Letter from Alinta to Shareholders of The Australian Gas Light Company |
| Exhibit 2 | Supplementary Bidder's Statement |
| Exhibit 3 | Notice of Variation of Takeover Offer |

Exhibit 1

## Letter from Alinta to Shareholders of The Australian Gas Light Company

SYI-12376v1

Alinta
Alinta Limited
ABN 40 087 857 001

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone08 9486 3000
Facsimile 08 9486 3030

18 May 2006

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Dear AGL Shareholder,

**Take no action**

Please find enclosed a second Supplementary Bidder's Statement in relation to the offer by Alinta Group Holdings Pty Limited (Alinta) to acquire your ordinary shares in The Australian Gas Light Company (AGL) and an extension of that offer to 30 June 2006.

In light of recent negotiations between AGL and Alinta, all documentation relating to the takeover bids, including the enclosed second Supplementary Bidder's Statement, is likely to become redundant.

**The Alinta Board recommends that AGL Shareholders take no action in regards to the enclosed documents.**

We recognise that this may seem confusing, however both Alinta and AGL are bound by the formal legal processes that surround all takeover bids. This means that unless the takeover bids lapse, both companies are obliged to continue dispatching the relevant documentation to shareholders. In the unlikely event that the negotiations between AGL and Alinta fail, the two takeover bids may become active again. In that case, you will receive further advice and disclosure about the circumstances that then exist.

This document includes a number of corrective statements required by the Takeovers Panel in relation to Alinta's earlier Bidder's Statement.

**The Current Situation**

As you will be aware, on 26 April 2006, Alinta and AGL signed a Heads of Agreement for a merger of our respective infrastructure businesses.

At the completion of the transaction:

- AGL's Energy business will be wholly owned by existing AGL shareholders. It will consist of AGL's current energy assets together with a 33 per cent interest in Alinta's Western Australia retail and cogeneration business. Alinta will transfer its 33 per cent interest in its WA retail and cogeneration business to AGL's Energy business for $367 million. AGL's Energy business will have the right to acquire the balance of 67 per cent over a five year period;
- The enlarged Alinta will be 54 per cent owned by Alinta's current shareholders and 46 per cent by former AGL shareholders. Alinta will be effectively acquiring AGL's infrastructure assets and asset management business (Agility) for a total consideration of $6.45 billion.

The transaction structure and timing are currently being finalised.

Until the transaction documentation is concluded and appropriate conditions have been fulfilled **the takeover process for both AGL and Alinta will continue.**

The Alinta Board believes the infrastructure merger is a good outcome for shareholders of both companies and preferable to both parties continuing their hostile takeover bids for each other. The Boards of both Alinta and AGL recommend that:

- Alinta shareholders should take no action in respect of the AGL Bidder's Statement
- AGL shareholders should take no action in respect of the Alinta Bidder's Statement

AGL and Alinta shareholders will receive further advice and documentation from their respective Boards.

**Next Steps**

While you should feel free to reference the enclosed documents as a source of information on both AGL and Alinta, please note that the enclosed second Supplementary Bidder's Statement does not affect the transaction outlined above. Separate information on the merger transaction will be sent to you in due course.

We look forward to working with you in the next phase of Alinta's growth and promise to keep you updated as developments occur over the coming weeks.

If you have any queries, you should visit our web site at www.alinta.net.au or call us on 1800 108 698.

Yours faithfully,

**JOHN POYNTON AM**
**Chairman**

013391 - V3

Exhibit 2

## Supplementary Bidder's Statement

SY1-12376v1

18 May 2006

Alinta

# FOR GROWTH GO WITH ALINTA

This document is the second supplementary bidder's statement (Second Supplementary Bidder's Statement) to the bidder's statement of Alinta Group Holdings Pty Ltd ACN 117 660 081 (Alinta GH) dated 24 March 2006 as supplemented by the supplementary bidder's statement dated 31 March 2006 (together, the Bidder's Statement), given in connection with a takeover bid by Alinta GH for all of the ordinary shares in The Australian Gas Light Company ACN 052 167 405 (AGL).

# SECOND SUPPLEMENTARY BIDDER'S STATEMENT AND REPLACEMENT PAGES

**Alinta Group Holdings Pty Limited**
**ABN 34 117 660 081**

a wholly owned subsidiary of

**Alinta Limited**
**ABN 40 087 857 001**

0008
MANUAL

## TAKEOVER BID BY ALINTA GROUP HOLDINGS PTY LIMITED FOR THE AUSTRALIAN GAS LIGHT COMPANY

# SUPPLEMENTARY BIDDER'S STATEMENT

Alinta GH, a wholly owned subsidiary of Alinta Limited, has made a takeover bid to acquire all of the ordinary shares in AGL for 1.773 Alinta Shares per AGL Share.

At the time of Alinta GH sending its Bidder's Statement to AGL Shareholders, two applications had been made to the Takeovers Panel by AGL. Alinta provided a summary of the issues being considered in those applications in the letter to AGL Shareholders dated 18 April 2006 which accompanied the Bidder's Statement.

Alinta has undertaken to the Takeovers Panel to send AGL Shareholders this Second Supplementary Bidder's Statement containing corrective disclosures required by the Takeovers Panel to address its concerns. The Takeovers Panel considers that, without the amendments set out below, the Bidder's Statement contains misleading statements and material omissions.

AGL Shareholders should reconsider the Bidder's Statement in the light of the contents of this Second Supplementary Bidder's Statement.

This Second Supplementary Bidder's Statement must be read together with the Bidder's Statement. Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this Second Supplementary Bidder's Statement. This Supplementary Bidder's Statement will prevail to the extent of any inconsistency with the Bidder's Statement.

A copy of this Second Supplementary Bidder's Statement was lodged with ASIC and sent to AGL on 18 May 2006. Neither ASIC nor any of its officers takes any responsibility as to the contents of this Second Supplementary Bidder's Statement.

## 1. Heads of Agreement

On 26 April 2006 Alinta and AGL agreed to a merger of their respective infrastructure businesses which is expected to deliver significant value to both Alinta and AGL Shareholders. If this agreement is approved by shareholders of Alinta and AGL and the Court:

- Alinta Shareholders will own 54 per cent of the enlarged Alinta business with the remainder being held by current AGL Shareholders. Alinta will hold AGL's infrastructure assets and asset management business Agility which are valued at $6.45 billion. The infrastructure business will be Australia's leading energy infrastructure and asset management company with a substantial national footprint;
- AGL Shareholders will wholly own AGL's energy business which will include all of AGL's existing energy assets (including the development of the proposed Papua New Guinea to Australia pipeline) as well as 100 per cent of the identified growth opportunities in the business and identified cost savings. AGL's energy business will be one of Australia's leading energy companies; and
- AGL will also own an initial 33 per cent interest in Alinta's existing retail and cogeneration businesses in Western Australia with options to acquire 100 per cent over five years.

Further details of this transaction are contained in announcements which Alinta made to ASX on 26 April 2006. These announcements are available on Alinta's website: www.alinta.net.au.

While the Heads of Agreement is legally binding, AGL and Alinta have agreed to formalise this by entering into a merger implementation agreement which sets out the complete terms of their agreement. If the merger implementation agreement is not entered into by 31 May 2006 (or such later date as AGL and Alinta may agree) (**Sunset Date**) the Heads of Agreement will automatically terminate.

In the meantime the Boards of AGL and Alinta have agreed that their respective takeover offers will remain open until the Sunset Date and that until the Sunset Date:

- neither Alinta nor AGL will vary or actively promote their takeover offers;
- neither takeover bid will be declared free of its conditions;
- Alinta Directors recommend to Alinta Shareholders that they do not accept AGL's takeover bid;
- Alinta Directors request AGL Shareholders not to accept Alinta's takeover bid;
- AGL's Directors recommend to AGL Shareholders that they do not accept Alinta's takeover bid;
- AGL's Directors request Alinta Shareholders not to accept AGL's takeover bid.

## 2. Takeovers panel proceedings – *Alinta Limited 01*

On 23 April 2006, the Takeovers Panel made a decision in *Alinta Limited 01* concerning the implications of Alinta and AGL each bidding for shares in the other. The Panel (**Initial Panel**) ordered that each of Alinta and AGL include defeating conditions in their respective takeover offers which require that the relevant bidder acquire more than 50% of the shares in the target, and that the target have acquired less than 50% of the bidder, before bidder's offers can become unconditional. These conditions cannot be waived without the consent of the Initial Panel.

Alinta sought a review of the Initial Panel's decision. On 9 May 2006, the Panel (**Review Panel**) announced that it had decided to revoke the declaration of unacceptable circumstances and the orders made by the Initial Panel. This was on the basis that the execution of the Heads of Agreement, materially changed the circumstances before the Review Panel, compared to the circumstances which came before the Initial Panel. The Review Panel noted that if Alinta and AGL do not enter into a merger implementation agreement, either party would be able to continue with its bid and that if there was a further application to the Panel in relation to the competing bids, the Panel's decision would depend on the circumstances at that time.

Alinta and AGL voluntarily offered undertakings to the Panel that each would not allow its bid to become free of all defeating conditions without giving 7 days' notice to the Panel and the other company.

## 3. Total return comparison

On pages 8 and 9[1] of the Bidder's Statement, it is noted that the total return for Alinta Shareholders since listing on 17 October 2000 to 17 March 2006 is 455%.

The Takeovers Panel requires that Alinta GH draw to AGL Shareholders' attention the fact that **455%** is the total return for **retail** Alinta Shareholders only over that period. The issue price in the initial public offering of Alinta Shares for retail shareholders was $2.25 per share. 66 million Alinta Shares were issued at this price in the initial public offering (being 75% of the total number of Alinta shares issued in the initial public offering).

The total return to **institutional** Alinta shareholders of Alinta for the same period (being the period from 17 October 2000 to 17 March 2006) is **410%**. The issue price in the initial public offering of Alinta Shares for institutional shareholders was $2.45 per share. 22 million Alinta Shares were issued at this price (being 25% of the total number of Alinta shares issued in the initial public offering).

The total return for AGL Shareholders over the same period is **98%**.

Replacement pages 8 and 9 are attached.

1 References to pages are to pages of the Bidder's Statement sent to AGL Shareholders.

## 4. Dividend forecast

### 4.1 Dividend per share comparison

Alinta GH did not include a bar displaying AGL's 2007 dividend forecast in the second graph on page 11 of the Bidder's Statement (headed "Forecast Dividends"). The Takeovers Panel considers that the graph should include such a bar. Accordingly, the second graph on page 11 should be disregarded and AGL Shareholders should instead consider the graph below.

Following Alinta's *merger proposal announced on* 3 March 2006, AGL announced on 13 March 2006 that it could achieve the same dividends as Alinta had forecast. AGL identified in that announcement certain stand-alone cost savings it considers it can obtain. These had not previously been publicly disclosed as part of its announcement to the market on AGL's Withdrawn Merger Proposal. AGL has not provided any explanation as to why these were either not previously thought to be achievable or, if they were thought to be achievable, were not disclosed in the AGL Scheme Booklet.

A replacement page 11 is attached.

### 4.2 AGL cost-savings

Page 10 of the Bidder's Statement includes statements to the effect that AGL stated in its announcement of 13 March 2006 that a substantial part of the increased dividend forecast is as a result of stand-alone cost savings. The statements appear in the third last paragraph and in footnote 11.

The Takeovers Panel considers that these statements should be replaced with statements to the effect that AGL identified in that announcement certain stand-alone cost savings it considers it can obtain. Accordingly, the third last paragraph on page 10 of the Bidder's Statement should instead read as follows:

"- Subsequent to Alinta announcing on 3 March 2006 its forecast dividend equivalent of 88.7 cents per Alinta Share for 2007 if AGL and Alinta merge, AGL announced the AGL Bid for Alinta (on 13 March 2006) and forecast that it could achieve the same dividend for 2007. AGL identified in that announcement certain stand-alone cost savings it considers it can obtain. These cost savings had not previously been publicly disclosed as part of its announcements to the market on AGL's Withdrawn Demerger Proposal. AGL has not provided any explanation as to why these were not previously thought to be achievable or why, if these were thought to be achievable as a result of AGL's Withdrawn Demerger Proposal, the AGL Scheme Booklet did not say so."

*Similarly,* footnote 11 should read as follows:

"11. AGL identified (in its release to ASX dated 13 March 2006) certain stand-alone cost savings it considers it can obtain. This had not previously been publicly disclosed as part of its announcements to the market on AGL's Withdrawn Merger Proposal. AGL has not provided any explanation as to why these were not previously thought to be achievable or why, if these were thought to be achievable as a result of AGL's Withdrawn Merger Proposal, the AGL Scheme Booklet did not say so."

A replacement page 10 is attached.

Forecast Dividends



90.0
80.0
70.0
60.0
50.0
40.0
Dividend (cents)
72.0
88.7
Only announced by AGL following Alinta's merger offer which included a dividend forecast of 88.7 cps from a merged entity
Alinta
AGL
AGL 2005 Actual
Original AGL Demerger 2006 Forecast
Alinta Offer 2006 Forecast
Original AGL Demerger 2007 Forecast
Alinta Offer 2007 Forecast
AGL Offer 2007 Forecast




0011
MANUAL

## 5. Financial management expertise and dividend growth

### *5.1 Financial management expertise*

On page 14 of the Bidder's Statement, the statement is made that "Alinta has outperformed AGL on most significant financial metrics, including earnings per share and dividends per share". The Takeovers Panel considers that this statement should be corrected by the addition of the underlined words to read:

> **"Alinta has outperformed AGL on most significant financial metrics, including <u>growth of both</u> earnings per share and dividends per share".**

A replacement page 14 is attached.

### 5.2 Better Dividends Per Share growth

Alinta has achieved significantly higher growth in ordinary dividends per share with a 27.8% compound annual growth rate (CAGR) compared to AGL's CAGR of 4.9% from 2002-2005.

The graph on page 14 of the Bidder's Statement, headed "Alinta and AGL comparative dividends per ordinary share growth for 2001-2005 (Based at 2001)", was intended to convey the comparative growth in dividends per share for Alinta and AGL over the specified period.

AGL Shareholders should disregard the graph on page 14. AGL Shareholders should instead consider the following graph which represents by solid lines the percentage growth in the cents per share ordinary dividends (2001 to 2005) paid by Alinta and AGL from profits generated from the underlying continuing operations of the companies:

The special dividend of 30 cents and capital return of 50 cents paid by AGL in 2005 have been shown separately as they were part of a capital management program following the sale of AGL's interest in NGC and not a distribution of income from AGL's continuing operations.[2] These one-off distributions may not be available in the future and the sale of assets may reduce cashflows to the business (potentially impacting on dividends from underlying earnings). Alinta similarly could have chosen to have distributed the proceeds from its sell-down of AIH rather than retain them to be used to fund future growth.

## 6. Demerger and intentions (Section 3 and Appendices 3 and 4)

### 6.1 AGL Only Demerger and Full Demerger

It is Alinta's intention if it acquires 50.1% of AGL to effect a restructure of the AGL Energy business (described in Appendix 3 of the Bidder's Statement) and to subsequently cause the AGL Only Demerger to occur. If Alinta acquires 100% of AGL, Alinta would intend that the restructuring of energy assets encompass all of Alinta and AGL's energy assets (the Full Restructure described in Appendix 4 of Alinta's Bidder's Statement) and that a demerger of energy assets from infrastructure assets would occur at the Alinta level (the Full Demerger).

Percentage growth in ordinary dividends 2001 to 2005 (based at 2001)


(%)
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
Alinta
AGL
AGL dividends including the special dividend and capital return

2 AGL press release, 24 February 2005 "AGL announces $515 million return of capital to Shareholders" and Explanatory Notes accompanying AGL Notice of Extraordinary General Meeting dated 4 March 2005.

The Takeovers Panel considered that statements in Alinta's Bidder's Statement concerning Alinta's ability to implement the demergers using the methods it proposed were too absolute and did not adequately disclose matters which may prevent implementation of the demergers in the manner described in Alinta's Bidder's Statement. The Panel required that Alinta provide additional information concerning the proposed demergers, including methods of implementation, execution risks and taxation consequences of the demergers.

## 6.2 AGL Only Demerger

### Preferred mechanism

The precise mechanics of the AGL Only Demerger will be reviewed and based on circumstances and likely conditions at the time Alinta acquires control of AGL. Alinta believes that the simplest mechanism available for effecting the AGL Only Demerger would be by way of a combination of an equal capital reduction and payment of a dividend, with the capital reduction and dividend to be satisfied in each case by the distribution in specie of shares in AGL Energy to shareholders in AGL at that time (including Alinta). AGL would then become AGL Infrastructure. Declaration of a dividend, and a proposal to implement the capital reduction, will require approval of AGL's Board. The directors of AGL will need to be satisfied in the circumstances existing at that time that such steps are in the best interests of AGL's members. In addition, the capital reduction will require the approval of AGL Shareholders by ordinary resolution (that is, a majority of votes must be cast in favour by AGL Shareholders voting on the resolution).

### Prospects of implementation

For the reasons set out in Appendix 3 of Alinta's Bidder's Statement, Alinta considers that the AGL Only Demerger is in the best interests of members of AGL, and that the Board of AGL at the relevant time should be able to form this view. If Alinta acquires 50.1% of shares in AGL under the Offer, Alinta believes it will be in a position to ensure the passage of the necessary ordinary resolution to effect the capital reduction. On the information presently available to Alinta and for the reasons set out in Appendix 3 of the Bidder's Statement, Alinta also considers that, as required by section 256B of the Corporations Act, the capital reduction will not materially prejudice the ability of AGL to pay its creditors.

Alinta believes that it can lawfully implement the AGL Only Demerger in the manner described above (but notes that there is a different view - see section 4.4). In any event, it is possible, that circumstances may change (including as a result of Alinta becoming aware of new information) which means that effecting the AGL Only Demerger in this manner is not possible or desirable (either from a legal or commercial perspective).

### Alternative mechanisms

If the AGL Only Demerger cannot be effected by a dividend and capital reduction, Alinta would intend that the demerger be effected by a scheme of arrangement between AGL and its members, pursuant to which existing shareholders in AGL would agree to receive shares in AGL Energy in proportion to their existing holdings of shares in AGL. A scheme of arrangement would require the Court to order that a meeting of AGL Shareholders be convened, the approval of a majority in number of members of AGL voting, holding 75% of the votes cast, and a further Court approval. Although Alinta considers it unlikely that it would need to seek to implement the demerger by scheme of arrangement, Alinta also considers that a demerger by this method would be likely to be approved by shareholders. This is because AGL has previously endorsed, and recommended that AGL Shareholders approve, a demerger of AGL's energy and infrastructure business.[3] Alinta accordingly expects that the requisite level of AGL Shareholders would approve the AGL Only Demerger (particularly in circumstances where the relevant shareholder approval level is 75% of votes cast at the meeting and Alinta would hold 50.1% of shares in AGL). However, approval of a scheme is ultimately a matter for the discretion of the Court.

The taxation consequences of implementation of an AGL Only Demerger by a scheme of arrangement should be the same as for a distribution of AGL Energy shares by capital return and dividend (that is, AGL Shareholders who hold their shares on capital account should be eligible for CGT demerger relief in relation to the AGL Only Demerger). This would be confirmed by an ATO tax ruling, if Alinta decided to pursue a scheme of arrangement.

As part of the AGL Only Demerger, Alinta intends that AGL Energy apply for admission to the official list of ASX. Admission to the official list is at ASX's discretion (and ASX may refuse admission without giving any reasons). Certain conditions must be satisfied for admission, including issue of a prospectus or product disclosure statement or, if ASX agrees, an information memorandum that complies with the requirements of Appendix 1A of the ASX Listing Rules.

### Alinta's intentions if the AGL Only Demerger is not implemented

If, for some reason, the AGL Only Demerger cannot be implemented, Alinta would intend to implement the other intentions set out in sections 3.2.1 (Assume Control of Board and Management) and 3.2.2 (Management Approach) of its Bidder's Statement. In broad terms, these steps relate to improving AGL's business performance in the key areas of corporate and enterprise support functions, asset management and energy sales and marketing.

In such circumstances, AGL would operate as a separate listed company from Alinta, but with the benefit of Alinta's expertise and experience.

---

3 AGL's Withdrawn Demerger Proposal involved a demerger of AGL's energy business from the infrastructure business (refer AGL's Scheme Booklet dated 13 February 2006). On 13 March 2006, AGL announced an offer to merge with Alinta and stated that it intended to follow this with a demerger of the combined AGL/Alinta energy and infrastructure businesses. There are some differences between the demergers proposed by AGL and Alinta.

## 6.3 Full Demerger

### Preferred mechanism

The precise mechanics of the Full Demerger will be reviewed and based on circumstances and likely conditions at the time Alinta acquires 100% of AGL. Alinta believes that the simplest mechanism available for effecting the Full Demerger would be by way of a combination of an equal capital reduction and payment of a dividend, with the capital reduction and dividend to be satisfied in each case by the distribution in specie of shares in Alinta AGL Energy to shareholders in Alinta at that time (including former AGL Shareholders). Alinta would then become Alinta AGL Infrastructure. Declaration of a dividend, and a proposal to implement the capital reduction, will require approval of Alinta's Board. The directors of Alinta will need to be satisfied in the circumstances existing at that time that such steps are in the best interests of Alinta's members. In addition, the capital reduction will require the approval of Alinta Shareholders by ordinary resolution (that is, a majority of votes must be cast in favour by Alinta Shareholders voting on the resolution).

An additional ordinary resolution will be proposed at the meeting of Alinta Shareholders to permit the issue of approximately 20% of Alinta AGL Infrastructure shares to Alinta AGL Energy (described in section 3 of Appendix 4 of the Bidder's Statement) within 3 months of the shareholders meeting, pursuant to ASX Listing Rule 7.1.

### Prospects of implementation

For the reasons set out in Appendix 4 of Alinta's Bidder's Statement, Alinta considers that the Full Demerger is in the best interests of members of Alinta, and that the Board of Alinta at the relevant time should be able to form this view. There is no certainty, however, that the necessary ordinary resolution to effect the capital reduction will be passed. But since 70% of Alinta Shareholders, at least initially, will be former AGL Shareholders who have accepted Alinta's Offer in the knowledge that it intends to propose the Full Demerger, Alinta expects that those shareholders would wish to pass the ordinary resolution. Further, AGL has also announced that it intends to pursue a merger of Alinta and AGL, followed by a demerger of the energy and infrastructure business (requiring shareholder approval) which indicates an expectation of support for a demerger concept.[4] On the information presently available to Alinta and for the reasons set out in Appendix 4 of the Bidder's Statement, Alinta also considers that, as required by section 256B of the Corporations Act, the capital reduction will not materially prejudice the ability of Alinta to pay its creditors.

Alinta believes that it can lawfully implement the Full Demerger in the manner described above (but notes that there is a different view – see section 4.4). In any event, it is always possible that circumstances may change (including as a result of Alinta becoming aware of new information) which means that effecting the Full Demerger in this manner is not possible or desirable (either from a legal or commercial perspective).

### Alternative mechanisms

If the Full Demerger cannot be effected by a capital reduction and dividend component, Alinta would intend that the demerger be effected by a scheme of arrangement between Alinta and its members, pursuant to which existing shareholders in Alinta would agree to receive shares in Alinta AGL Energy in proportion to their existing holdings of shares in Alinta. A scheme of arrangement would require the Court to order that a meeting of Alinta Shareholders be convened, the approval of a majority in number of members of Alinta voting, holding 75% of the votes cast, and a further Court approval. Although Alinta considers it unlikely that it would need to seek to implement the demerger by scheme of arrangement, Alinta also considers that a demerger by this method would be likely to be approved by shareholders (for the reasons set out above in relation to demerger by capital reduction). However, approval of a scheme is ultimately a matter for the discretion of the Court.

The taxation consequences of implementation of a Full Demerger by a scheme of arrangement should be the same as for a distribution of Alinta AGL Energy shares by capital return and dividend (that is, Alinta Shareholders who hold their shares on capital account should be eligible for CGT demerger relief in relation to the Full Demerger). This would be confirmed by an ATO tax ruling, if Alinta decided to pursue a scheme of arrangement.

As part of the Full Demerger, Alinta intends that Alinta AGL Energy apply for admission to the official list of ASX. Admission to the official list is at ASX's discretion (and ASX may refuse admission without giving any reasons). Certain conditions must be satisfied for admission, including issue of a prospectus or product disclosure statement or, if ASX agrees, an information memorandum that complies with the requirements of Appendix 1A of the ASX Listing Rule.

### Alinta's intentions if the Full Demerger is not implemented

If, for some reason, the Full Demerger cannot be implemented, Alinta would intend to implement the other intentions set out in sections 3.3.1 (Compulsory acquisition) and 3.3.2 (Enhanced business improvement at 100%) of its Bidder's Statement. In broad terms, these steps involve expanding the Operational Review described in section 3.2 to identify any additional improvements and efficiencies that may be achieved if AGL becomes a wholly owned subsidiary of Alinta.

---

4 On 13 March 2006, AGL announced an offer to merge with Alinta and stated that it intended to follow this with a demerger of the combined AGL/Alinta energy and infrastructure businesses. There are some differences between the demergers proposed by AGL and Alinta.



0014
MANUAL

### 6.4 Possible impediments to Demergers

Implementation of the demergers must comply with the law, including the Corporations Act. Section 231(b) of the Corporations Act provides that a person is a member of a company if they agree to become a member of the company and *their name is entered on the register of members.*

Alinta considers that the demergers would comply with section 231(b). This is for a number of reasons. First, there is no requirement that a person expressly consent to becoming a member of a company. Members of AGL and Alinta should be regarded as impliedly assenting to becoming members of a company in which AGL or Alinta hold shares, pursuant to a *distribution of shares in AGL or Alinta, as the case may be*, by means of a lawful capital reduction. Secondly, the constitutions of each of AGL and Alinta expressly permit payment of dividends by a distribution of shares in specie. If the demerger by capital reduction and dividend is implemented in a manner which results in the dividend being paid (and the recipients' names being entered in the register of members of AGL Energy or Alinta AGL Energy, as the case may be) immediately before the capital reduction takes effect, the relevant shareholder will then be a member of AGL Energy or Alinta AGL Energy and section 231(b) will be satisfied.

The contrary view is that the constitutions of each of AGL and Alinta must expressly authorise members of those companies becoming shareholders in AGL Energy or Alinta AGL Energy, as the case may be, by reason of the capital reduction. Alinta does not agree with this view. Alinta expects that AGL will set out its views on the subject in its target's statement.

The demergers must also comply with foreign laws, where relevant. The demergers could not be implemented by capital reduction or dividend if the laws of a foreign jurisdiction prohibited the distribution of shares in AGL Energy or Alinta AGL Energy by that method to a person in that jurisdiction. In addition, some jurisdictions impose registration or disclosure requirements with which Alinta intends to comply (unless an appropriate exemption is available). If the laws of a foreign jurisdiction prevented distribution of shares in AGL Energy or Alinta AGL Energy to a foreign shareholder, Alinta would consider implementing the relevant demerger by a scheme of arrangement (and providing for a cash payment to the affected foreign shareholder).

## 7. ACCC approval

The Takeovers Panel requires that Alinta provide further information to AGL Shareholders in relation to the content and nature of correspondence between Alinta and the ACCC and, in particular, concerns raised by the ACCC regarding Alinta's draft behavioural undertakings.

Set out below is a statement included in a letter dated 23 March 2006 from the ACCC to Blake Dawson Waldron acting on behalf of Alinta:

"Dear [Blake Dawson Waldron]

**Alinta proposed acquisition of AGL**

I refer to your correspondence of 21 and 22 March 2006 in which you have provided draft Undertakings per s87B of the *Trade Practices Act* 1974 in relation to this matter. Tim Grimwade has asked that I respond to you on his behalf.

I understand that you are requesting the ACCC identify any preliminary issues it may have with the draft undertaking prior to making market inquiries.

As consulting with market participants is necessary to test the likely effectiveness of proposed undertakings in particular cases the ACCC does not normally give an indication of its views prior to conducting market inquiries.

However, given that you have specifically asked for feedback on the undertakings, the ACCC is willing to provide some preliminary comments on the draft. The views reflected in these comments may of course change following receipt of Alinta's submission and the conduct of market inquiries and should be read in that light. Further, Alinta should not conclude from what follows that the undertakings in the current form are otherwise acceptable to the ACCC.

On the basis of a preliminary review of the draft proposed, *there is doubt whether Alinta's proposed undertaking to ring* fence the Marketing Services Division for the Eastern Gas Pipeline, and to ensure that it will not discriminate between Shippers on the pipeline, will be sufficient to mitigate the competition effects arising from the concentrated ownership and marketing of the Eastern Gas Pipeline and the Moomba - Sydney Pipeline that arises from the acquisition and Alinta's de-merger proposal. The ACCC as a general rule prefers structural undertakings over behavioural ones which require ongoing monitoring. The ACCC's view of the sufficiency of behavioural undertakings to address competition concerns arising from the concentrated ownership and operation of pipelines will also be informed by the effectiveness of similar previous undertakings, in terms of performance by the owners and operators, and the outcomes for contracted shippers and potential users.

Accordingly, your client may wish to consider alternative undertakings to address this concern. Please advise whether you wish to have an opportunity to amend the proposed undertakings or have the ACCC proceed direct to market inquiries. Please note that any decision by the ACCC to consult with market participants on the likely effectiveness of the proposed undertakings should not be taken as an indication that the Commission will accept the proposed undertakings in that form. Further, having identified the specific concern above, the ACCC should not be seen as otherwise approving the proposed undertakings.

Should you wish to discuss any of the above, please contact me on [........].

Yours sincerely

Tim Holland
Director
Mergers & Assets Sales"

In response, Blake Dawson Waldron (by letter dated 24 March 2006), on behalf of Alinta, stated that:

"Our client has considered the Commission's initial response in relation to the draft undertakings carefully. However, it is our client's view that the draft undertakings adequately address the issues raised by the Commission in relation to the Eastern Gas Pipeline (EGP) and the Moomba - Sydney Pipeline (MSP).

In our client's view, the "concentration" of the clearly indirect and minority interests in the EGP and the MSP will not have the effect, or be likely to have the effect, of substantially lessening competition in any of the relevant gas markets in NSW. Hence, it is doubtful that the draft undertakings are required at all."

The ACCC commenced conducting market enquiries to assess whether the proposed acquisition by Alinta would be likely to raise competition concerns and the sufficiency of the undertakings offered by Alinta. Accordingly, Alinta considers that the ACCC's comments noted above do not represent the ACCC's final position. Many transactions eventually proceed, despite an initial or preliminary ACCC view that the transaction raises issues of concern.

The closing date for submissions from interested parties was 28 April 2006. Alinta understands that, due to the announcement of the execution of the heads of agreement between Alinta and AGL (**HoA**) (referred to in section 1), the ACCC extended its market enquiries until 12 May 2006. The ACCC has listed 29 May 2006 as the expected announcement date for the ACCC's findings in relation to the proposed acquisition. However, in accordance with the ACCC's Guideline for Informal Merger Review, this expected announcement date could be extended, particularly if there are changes to the proposed undertaking or further information requests.

Alinta remains of the view noted in section 19.1(b), on page 136 of the Bidder's Statement, that its Offer should not raise any substantive competition concerns in Australia that cannot appropriately be dealt with by Alinta providing behavioural undertakings to the ACCC.

This Supplementary Bidder's Statement contains statements made by, or statements said to be based on statements made by, Alinta, the ACCC and the Takeovers Panel. Each of Alinta, the ACCC and the Takeovers Panel consented to the inclusion of such statements in the form and context in which they appear and has not withdrawn that consent as at the date of this Supplementary Bidder's Statement.

• • •

**SIGNED** on behalf of Alinta Group Holdings Pty Ltd by Robert Browning being a director of Alinta Group Holdings Pty Ltd who is authorised to sign by a unanimous resolution passed at a meeting of the directors of Alinta Group Holdings Pty Ltd.

Director

2

# ATTACHMENTS – REPLACEMENT PAGES

## For a track record of higher total shareholder returns, go with Alinta

Did you know? Alinta listed on the Australian Stock Exchange in October 2000 at a price of $2.25. Its shares are now worth $10.89.[8]

**Alinta has a track record of providing superior total shareholder returns – share price growth + dividends – that is significantly better than AGL's returns.**

- Alinta has an excellent track record of growing shareholder wealth
- The growth has been driven by a growing share price and regular and increasing, fully franked dividends
- In fact, we have been the number one performer in our peer group, which includes AGL, every year since listing in October 2000
- The total return for Alinta Shareholders – 455% for retail Alinta Shareholders, and 410% for institutional Alinta Shareholders, since listing on 17 October 2000[7] – has been achieved on the back of organic growth, successful acquisitions, prudent financial management, and fresh thinking
- In contrast, AGL has provided a total shareholder return of 98% for the same period
- Since listing Alinta has provided a total shareholder return more than four times that of AGL and seven times that of the S&P/ASX 200 Utilities Index
- In Alinta's opinion, it has used the most appropriate time period available for this comparison – the date of Alinta's listing (17 October 2000) to the day prior to announcing the Offer



7 To 17 March 2006.
8 At 17 March 2006, being the closing price of Alinta shares on the trading day prior to formally announcing this Offer.

# ALINTA RETAIL SHAREHOLDERS 455%

# VS. AGL 98%[9]

# ALINTA INSTITUTIONAL SHAREHOLDERS 410%

# VS. AGL 98%[9A]



Compound Annual Shareholder Returns since Alinta listed on ASX (%)
(%)
Alinta 37.23%
AGL 13.52%
500
400
300
200
100
0
Alinta buys AGL Shares
OCT 00
FEB 01
JUN 01
OCT 01
FEB 02
JUN 02
OCT 02
FEB 03
JUN 03
OCT 03
FEB 04
JUN 04
OCT 04
FEB 05
JUN 05
OCT 05
FEB 06
Alinta
AGL


9 Based on the period 17 October 2000 to the trading day prior to Alinta announcing this Offer, being 17 March 2006. Total returns including total cash dividends and total share price appreciation.

The appreciation of the Alinta Share price is based on the retail price of shares at the initial public offering price of $2.25 (representing the issue price for 66 million shares). It does not reflect the higher price paid by institutions of $2.45 (22 million shares). Nor does it reflect the substantial premium (price of $4.38) paid by Aquila Inc and United Energy Ltd to acquire a 45% cornerstone shareholding and associated rights in 2000, via a tender process undertaken by the Western Australian Government. Those associated rights were dissolved as part of the transaction whereby Aquila and United Energy withdrew from the cornerstone shareholding in 2003.

9A Based on the institutional price of Alinta Shares at the initial public offering of $2.45 per share. Based on the period 17 October 2000 to 17 March 2006.

3

# ATTACHMENTS – REPLACEMENT PAGES

## For an improved dividend forecast, go with Alinta

Did you know? About two-thirds of Alinta's 1,500 employees are based on the east coast of Australia.

**Forecast dividends under Alinta management are greater than you have ever received before from your AGL Shares...**

### Alinta's dividend history

- Alinta understands AGL investors value highly regular and sustainable dividend payments
- Alinta's shareholder base has many things in common with AGL's – long-term, everyday shareholders, who want steady and reliable dividends
- Alinta's dividends have increased every year since Alinta listed in October 2000
- Alinta has always paid fully franked dividends, as we understand these are valued by retail shareholders
- Alinta currently offers its shareholders a dividend re-investment plan (unlike AGL)

### Better dividends moving forward

- If Alinta is successful in acquiring a controlling interest in AGL, for 2007 it is forecasting a fully franked dividend of 50 cents per Alinta Share which is equivalent to 88.7 cents per AGL Share exchanged, representing a yield of 4.6%[10]
- Alinta expects that the increased dividends will be payable as a result of the cost savings achieved by bringing the complementary businesses of AGL and Alinta together
- Alinta is forecasting increased dividends per share in 2006 (72.0 cps) and in 2007 (88.7 cps), the latter representing in excess of a 40% increase on AGL's actual 2005 dividend (63.0 cps)
- The Alinta forecast 2007 dividend of 88.7 cents per share can be achieved in either a controlling stake or full merger scenario
- Subsequent to Alinta announcing on 3 March 2006 its forecast dividend equivalent of 88.7 cents per Alinta Share for 2007 if AGL and Alinta merge, AGL announced the AGL Bid for Alinta (on 13 March 2006) and forecast that it could achieve the same dividend for 2007. AGL identified in that announcement certain stand-alone cost savings it considers it can obtain. These cost savings had not previously been publicly disclosed as part of its announcements to the market on AGL's Withdrawn Demerger Proposal. AGL has not provided any explanation as to why these were not previously thought to be achievable or why, if these were thought to be achievable as a result of AGL's Withdrawn Demerger Proposal, the AGL Scheme Booklet did not say so.
- The chart opposite demonstrates the forecast cost savings and synergies which underpin the forecast dividends to 2007. Beyond 2007 Alinta expects that benefits under 100% acquisition scenario will exceed those achieved under the controlling stake scenario
- Alinta believes that the track record of Alinta management in integrating businesses and achieving cost savings should provide AGL Shareholders with the confidence that cost savings will be achieved and flow through to the dividends that accepting AGL Shareholders will receive in the future[11]






10 Based on a ratio of 1.773 Alinta Shares for every one AGL Share.

11 AGL identified (in its release to ASX dated 13 March 2006) certain stand-alone cost savings it considers it can obtain. This had not previously been publicly disclosed as part of its announcements to the market on AGL's Withdrawn Merger Proposal. AGL has not provided any explanation as to why these were not previously thought to be achievable or why, if these were thought to be achievable as a result of AGL's Withdrawn Merger Proposal, the AGL Scheme Booklet did not say so.

### Secure Growth – Alinta Dividend History



50.0
40.0
30.0
20.0
10.0
0.0
Dividend (cents)
16.5
25.0
33.0
42.0
44.0
2001
2002
2003
2004
2005


Source: Alinta Annual Reports

### Forecast Dividends



90.0
80.0
70.0
60.0
50.0
40.0
Dividend (cents)
72.0
88.7
Alinta
AGL
AGL 2005 Actual
Original AGL Demerger 2006 Forecast
Alinta Offer 2006 Forecast
Original AGL Demerger 2007 Forecast
Alinta Offer 2007 Forecast
AGL Offer 2007 Forecast
Only announced by AGL following Alinta's merger offer which included a dividend forecast of 88.7 cps from a merged entity


Following Alinta's merger proposal announced on 3 March 2006, AGL announced on 13 March 2006 that it could achieve the same dividends as Alinta had forecast. AGL identified in that announcement certain stand-alone cost savings it considers it can obtain. These had not previously been publicly disclosed as part of its announcement to the market on AGL's Withdrawn Merger Proposal. AGL has not provided any explanation as to why these were either not previously thought to be achievable or, if they were thought to be achievable, were not disclosed in the AGL Scheme Booklet.

### Forecast Cost Savings and Synergies[12A]



Estimated cost savings and synergy benefits
140
120
100
80
60
40
20
0
Forecast Period Cost Savings and Synergy Benefits
Post Forecast Period Cost Savings and Synergy Benefits
Maximum synergies $128m
Maximum synergies $100m
2006
2007
2008
2009
Year ending 31 December
Additional savings achieved under a 100% acquisition by Alinta
Cost savings achieved under Alinta controlling AGL


12 AGL Announcement "AGL announces offer to merge with Alinta" 13 March 2006.

12A Refer to section 5.7 of the Bidder's Statement for further details. This diagram is not to scale.

# 5 ATTACHMENTS – REPLACEMENT PAGES

## For proven financial management expertise, go with Alinta

**Alinta has outperformed AGL on most significant financial metrics, including growth of both earnings per share and dividends per share.**

### Better Dividends Per Share Growth

Alinta has achieved significantly higher growth in dividends per share with a 27.8% compound annual growth rate (CAGR) compared to AGL's CAGR of 4.9% from 2002–2005.

This graph represents by solid lines the percentage growth in cents per share ordinary dividends paid by Alinta and AGL (2001 to 2005) resulting from profits generated from the underlying continuing operations of the companies:

**Percentage growth in ordinary dividends 2001 to 2005 (based at 2001)**



(%)
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
—— Alinta
—— AGL
---- AGL dividends including the special dividend and capital return


*The special dividend of 30 cents and capital return of 50 cents paid by AGL in 2005 have been shown separately as they were part of a capital management program following the sale of AGL's interest in NGC and not a distribution of income from AGL's continuing operations.'*[128] These one-off distributions may not be available in the future and the sale of assets may reduce cashflows to the business (potentially impacting on dividends from underlying earnings). Alinta similarly could have chosen to have distributed the proceeds from its sell down of AIH rather than retain them to be used to fund future growth.

128 AGL press release, 24 February 2005 "AGL announces $515 million return of capital to Shareholders" and Explanatory Notes accompanying AGL Notice of Extraordinary General Meeting dated 4 March 2005.

Alinta

www.alinta.net.au

0022
MANUAL

Exhibit 3

## Notice of Variation of Takeover Offer

SY1-12376v1

A copy of this notice was lodged with the Australian Securities and Investments Commission (**ASIC**) on 18 May 2006. ASIC takes no responsibility for the contents of the notice.

## NOTICE OF VARIATION OF TAKEOVER OFFER

## FOR BID CLASS SECURITIES IN THE AUSTRALIAN GAS LIGHT COMPANY

**TO:** **The Australian Gas Light Company ABN 95 052 167 405 (AGL)**

**AND TO:** The holders of all of the fully paid ordinary shares in AGL registered at 8.00am Sydney time on 12 April 2006 (**Offerees**).

### 1. EXTENSION OF OFFER PERIOD

By this notice Alinta Group Holdings Pty Ltd ABN 34 117 660 081 (**Alinta GH**) **VARIES** its offers dated 18 April 2006 for all of the fully paid ordinary shares in AGL (**Offers**) by:

(a) extending the period during which the Offers remain open for acceptance until 7.00pm Sydney time on 30 June 2006; and

(b) substituting the date 30 June 2006 for the date "31 May 2006", in:

(i) the Important Information section under the heading "Key Dates";

(ii) section A under the heading "Closing date";

(iii) section A, Key Question 8; and

(iv) section 8.7 of the Offers.

### 2. DATE FOR GIVING NOTICE AS TO STATUS OF CONDITIONS

The new date in section 12.5 of the Offers for giving notice under section 630 of the Corporations Act as to the status of conditions in section 12.1 of the offers is 22 June 2006.

**DATED** 18 May 2006

**SIGNED** on behalf of Alinta Group Holdings Pty Ltd by Robert Browning being a director of Alinta Group Holdings Pty Ltd who is authorised to so sign by a unanimous resolution passed at a meeting of the directors of Alinta Group Holdings Pty Ltd.

Robert Browning
..............................................................

Director

013391 - V2